Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

April 14, 2023

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Hammerhead Energy Inc.

Registration Statement on Form F-1

Filed March 16, 2023

File No. 333-270624

Ladies and Gentlemen:

On behalf of Hammerhead Energy Inc. (the "Company"), we acknowledge receipt of the letter from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated March 31, 2023, with respect to Registration Statement on Form F-1, File No. 333-270624, filed with the Commission on March 16, 2023 (the "Registration Statement"). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement ("Amendment No. 1").

For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 1.

Registration Statement on Form F-1 filed March 16, 2023

Cover Page

1. For each of the securities being registered for resale, please disclose here the price that the selling securityholders paid for such securities.

RESPONSE: The Company acknowledges the Staff's comment and has revised the Registration Statement in response to the Staff's comment. Please see the cover page of the prospectus.

2. We note the warrants are out the money. Please disclose the exercise price of the warrants compared to the market price of the underlying securities. In addition, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Securities and Exchange Commission
April 14, 2023

RESPONSE: The Company acknowledges the Staff's comment and has revised the Registration Statement in response to the Staff's comment. Please see the cover page of the prospectus as well as pages 2, 32, 41, 115 and 116 of Amendment No. 1.

3. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Please highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

RESPONSE: The Company acknowledges the Staff's comment and has revised the Registration Statement in response to the Staff's comment. Please see the cover page of the prospectus.

Risk Factors

A significant portion of the Company's total outstanding shares may be sold into the market in the near future., page 41

4. We note your disclosure that sales of substantial amounts of your common shares by the selling securityholders (or the perception that such sales could occur) could harm the prevailing market price of your common shares. To illustrate the risk of the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common shares, disclose the purchase price of the securities being registered for resale. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their securities than the public investors.

RESPONSE: The Company acknowledges the Staff's comment and has revised the Registration Statement in response to the Staff's comment. Please see the cover page of the prospectus as well as pages 33-34 of Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 102

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

Securities and Exchange Commission
April 14, 2023

RESPONSE: The Company acknowledges the Staff's comment and has revised the Registration Statement in response to the Staff's comment. Please see pages 115-116 of Amendment No. 1.

6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that the Riverstone Parties, a beneficial owners of over 80% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

RESPONSE: The Company acknowledges the Staff's comment and has revised the Registration Statement in response to the Staff's comment. Please see the cover page of the prospectus as well as pages 113-114 of Amendment No. 1.

General

7. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that public securityholders acquired their shares and warrants. Please also disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to any differences in the purchase prices and the current trading price. Please also disclose any potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

RESPONSE: The Company acknowledges the Staff's comment and has revised the Registration Statement in response to the Staff's comment. Please see the cover page of the prospectus as well as pages 34, 113, 207 and 229 of Amendment No. 1.

8. Please update your financial statements and related disclosures throughout your registration statement as required by Item 8.A.4 of Form 20-F. Please also update your executive compensation disclosures to include any compensation paid for the fiscal year ended December 31, 2022. Refer to Item 6.B of Form 20- F for guidance.

RESPONSE: The Company acknowledges the Staff's comment and has revised the Registration Statement in response to the Staff's comment. Please see pages iii, 43-52, 87-130, 146-151 and F-1-F-69 of Amendment No. 1.

* * * * *

Securities and Exchange Commission
April 14, 2023

We appreciate the Staff's assistance in reviewing this response letter and the Registration Statement. Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, to the undersigned at (212) 373-3224.

Very truly yours,

/s/ Adam M. Givertz

cc: Michael Purcell

Karina Dorin

Securities and Exchange Commission

Scott Sobie

Hammerhead Energy Inc.

Bill Maslechko

Burnet, Duckworth & Palmer LLP

Ian M. Hazlett

Paul, Weiss, Rifkind, Wharton & Garrison LLP